DLA Piper US LLP
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Sacramento, California 95814-4428
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Kevin A. Coyle
Kevin.coyle@dlapiper.com
T 916.930.3240
F 916.930.3201

February 22, 2007	OUR FILE NO. 348395-900100

VIA UPS

Mr. Daniel Lee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:       Unify Corporation Revised Preliminary Proxy Statement

Dear Mr. Lee:

Attached please find two courtesy copies of the revised proxy materials filed today by Unify Corporation in response to your letter of January 8, 2007, one of which has been marked to show changes.  I have also included a copy of your letter for your convenience.

As previously discussed, Unify has filed the December 18, 2006 response letter and provided the requested disclosure regarding its November 2006 acquisition of Gupta Technologies LLC

Please let me know if you need anything further.

Very truly yours,
DLA Piper US LLP

/S/ Kevin A. Coyle
Kevin A. Coyle
Partner

Admitted to practice in California and New York

KAC:smp
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